EXHIBIT 99.1

Precision Drilling Announces 2019 Capital Expenditure Plan, Debt Repayment Update, 2019 Strategic Priorities and Expected Goodwill Impairment

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, Jan. 29, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) made a series of announcements including: i) 2019 capital expenditure plan and its 2018 capital expenditures; ii) debt repayment update, newly stated 2019 debt repayment targets and increased longer-term debt reduction targets; iii) 2019 strategic priorities; and iv) expected goodwill impairment at year-end 2018.

Capital Expenditures

Precision announced a 2019 capital expenditure plan of $169 million, comprised of $53 million for maintenance and infrastructure and $116 million in upgrade and expansion capital. Maintenance capital is variable and based on activity levels with the year-over-year increase representative of a higher proportion of spending allocated to U.S. and international markets. Upgrade and expansion capital is expected to be almost entirely allocated to U.S. and international drilling operations and includes the completion of the Company’s sixth new build rig in Kuwait for approximately $68 million and further expansion of Precision’s Process Automation Control platform. We expect that the $169 million will be split $163 million in the Contract Drilling Services segment and $6 million in the Completion and Production Services segment.

Precision’s 2018 capital expenditures totaled approximately $126 million, $9 million less than planned 2018 capital expenditures and is comprised of $48 million for maintenance and infrastructure, $66 million in upgrade and expansion capital and $12 million for intangibles. Throughout the year Precision generated proceeds on sale of property, plant and equipment of approximately $24 million resulting in net capital expenditures of approximately $102 million.

Debt Repayment Update

Following additional open market purchases in December of its 5.25% senior notes due in 2024, Precision’s 2018 debt repayments totaled $174 million face value, $49 million higher than the top end of Precision’s target 2018 debt repayment range. Debt repayments in 2018 were funded from free cash flow and provide annualized interest savings of approximately $10 million. The Company expects its year-end cash balance to be $97 million, an increase of $32 million from year-end 2017. Precision’s cash balance and undrawn credit facilities will provide Precision with approximately $810 million of liquidity going into 2019. The Company’s outstanding senior note balances at year-end 2018 are as follows: US$166 million 6.5% Notes due in 2021; US$350 million 7.75% Notes due in 2023; US$351 million 5.25% Notes due in 2024; and US$400 million 7.125% Notes due in 2026.

Precision has set its 2019 debt repayment target at $100 million to $150 million which is expected to be funded from free cash flow. The Company remains committed to its deleveraging plan and has increased its longer-term debt reduction target range by $100 million with a new target range of $400 million to $600 million by the end of 2021, inclusive of debt repayments in 2018. As demonstrated in 2018, Precision will allocate excess cash towards accelerating and increasing debt repayment as deleveraging remains a top priority for the Company.

2019 Strategic Priorities

  Generate strong free cash flow and utilize $100 million to $150 million to reduce debt in 2019; increased long-term debt reduction targets to $400 million to $600 million by year-end 2021 (inclusive of 2018 debt repayments).
  Maximize financial results by leveraging our High Performance, High Value Super Series Rig fleet and scale with disciplined cost management.
  Full scale commercialization and implementation of our Process Automation Control platform, PD-Apps and PD-Analytics.

Expected Goodwill Impairment

As at September 30, 2018 Precision had $206 million of goodwill on its balance sheet primarily related to its Canadian Drilling cash generating unit. In accordance with our accounting policies, Precision must perform its annual assessment of the carrying value of cash generating units containing goodwill. Precision’s preliminary analysis indicates the goodwill carrying value is not recoverable and an impairment charge is expected at year-end 2018.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our planned capital expenditures for 2019, including the expected allocations of capital under our 2019 plan;
  our scheduled infrastructure projects;
  anticipated cash balance and liquidity at December 31, 2018;
  anticipated cash flow and future debt reduction; and
  anticipated annualized interest savings.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2017, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com